Issuer Free Writing Prospectus dated July 23, 2013

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated July 11, 2013

Registration Statement No. 333-188896

Jones Energy, Inc.

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated July 11, 2013 relating to this offering, included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-188896) relating to such securities (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.

The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus primarily to reflect a decrease in the number of shares of our Class A common stock offered to 12,500,000, a decrease in the price of our initial public offering to $15.00 per share and certain other changes. In the Preliminary Prospectus, we proposed to offer 14,000,000 shares of our Class A common stock at an estimated price range of between $17.00 and $19.00 per share. Defined terms used in this free writing prospectus and not otherwise defined herein are used in the manner defined in the Preliminary Prospectus.

Revised offering information:

The information relating to the terms of the offering in the Preliminary Prospectus is revised as follows:

Class A common stock offered to the public

12,500,000 shares (14,375,000 shares if the underwriters exercise their option to purchase additional shares in full). The Jones family entities, all of which are directly or indirectly controlled by Jonny Jones, our chairman and chief executive officer, and/or his immediate family, intend to purchase 1,333,333 shares of our Class A common stock at the public offering price. Robert J. Brooks, our chief financial officer, intends to purchase 30,000 shares of our Class A common stock at the public offering price. The underwriters will receive no underwriting discount or commission on any sale of shares of Class A common stock to the Jones family entities or Mr. Brooks.

Option to purchase additional shares

1,875,000 shares of Class A common stock.

Metalmark Capital and Wells Fargo have informed us they do not intend to elect to exchange any JEH LLC Units (and a corresponding number of shares of Class B common stock) for cash proceeds that we may receive in connection with any exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Initial public offering price to the public	$15.00 per share

Class A common stock outstanding after this offering

12,500,000 shares (14,375,000 shares if the underwriters exercise their option to purchase additional shares in full). If all outstanding JEH LLC Units held by the Existing Owners were exchanged (along with a corresponding number of shares of our Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis, 49,336,333 shares of Class A common stock would be outstanding (regardless of whether the underwriters’ option to purchase additional shares is exercised).

Class B common stock outstanding after this offering	36,836,333 shares

Voting power of Class A common stock after giving effect to this offering

25.3% (or 100% if all outstanding JEH LLC Units held by the Existing Owners were exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis)

Voting power of Class B common stock after giving effect to this offering

74.7% (or 0% if all outstanding JEH LLC Units held by the Existing Owners were exchanged, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Net proceeds to Jones Energy, Inc. (after deducting underwriting discounts, commissions and estimated offering expenses payable by us)	$171.8 million

Organization

Upon completion of this offering, Metalmark Capital will beneficially own approximately 63.0% of our Class B common stock (47.0% of our combined economic interest and voting power) and the Jones family entities will collectively beneficially own approximately 33.5% of our Class B common stock (25.0% of our combined economic interest and voting power).

Upon completion of the offering, the Existing Owners will own 36,836,333 JEH LLC Units, which represents 74.7% of the total economic interest of JEH LLC and 36,836,333 shares of our Class B common stock, which represents 74.7% of the voting power in Jones Energy, Inc.

Use of Proceeds

We expect to receive approximately $171.8 million of net proceeds from the sale of the Class A common stock offered by us, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

Jones Energy, Inc. will contribute the proceeds from this offering to JEH LLC in exchange for JEH LLC Units. JEH LLC intends to use those net proceeds to repay outstanding borrowings under its senior secured revolving credit facility.

Metalmark Capital and Wells Fargo have informed us that they do not intend to elect to exercise their right to exchange JEH Units for cash received by us if the underwriters exercise their option to purchase additional shares of our Class A common stock.  Accordingly, if the underwriters exercise their option to purchase additional shares of our Class A common stock, we intend to use the proceeds from the sale of such shares to repay additional borrowings under our senior secured revolving credit facility.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•                  on an actual basis; and

•                  on an as adjusted basis to give effect to the transactions under “Corporate reorganization” that will occur simultaneously with the closing of this offering, and the application of the net proceeds from this offering as set forth under “Use of proceeds.”

This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s discussion and analysis of financial condition and results of operations.”

	As of March 31, 2013
	Actual	As adjusted
	(in thousands)
Cash and cash equivalents	$16,804	$16,804
Long-term debt(1)	$605,000	$433,219
Members’ equity/stockholders’ equity:
Members’ equity
Class A preferred units; 14,250,000 units authorized, issued and outstanding	205,468
Class B preferred units; 1,500,000 units authorized, issued and outstanding	21,628
Class C preferred units; 8,500,000 units authorized, issued and outstanding	122,561
Common units; 4,500,000 units authorized, issued and outstanding	64,885
Management units; 3,194,444 units authorized, issued and outstanding	14,115
Stockholders’ equity
Class A common stock, $0.001 par value; no shares authorized, issued and outstanding (actual); 600,000,000 shares authorized (as adjusted); 12,500,000 shares issued and outstanding (as adjusted).		13
Class B common stock, $0.001 par value; no shares authorized, issued and outstanding (actual); 600,000,000 shares authorized (as adjusted); 12,500,000 shares issued and outstanding (as adjusted) .		37
Additional paid-in capital		600,388
Retained earnings		0
Total members’ / stockholders’ equity	428,657	600,438
Total capitalization	$1,033,657	$1,033,657

(1) As of June 30, 2013, we had $445 million of indebtedness outstanding under our senior secured revolving credit facility and $160 million of indebtedness outstanding under our second lien term loan facility. After the application of the net proceeds from this offering, we expect to have $273.2 million outstanding under our senior secured revolving credit facility. See “Unaudited pro forma condensed consolidated financial statements.”

Dilution

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of March 31, 2013, after giving pro forma effect to the transactions described under “Corporate reorganization,” was approximately $428.7 million, or $11.64 per share of Class B common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class B common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated discounts and expenses of this offering), our adjusted pro forma net tangible book value as of March 31, 2013 would have been approximately $600.4 million, or $12.17 per share. This represents an immediate increase in the net tangible book value of $0.53 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $2.83 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$15.00
Pro forma net tangible book value per share as of March 31, 2013 (after giving effect to our corporate reorganization)	$11.64
Increase per share attributable to new investors in this offering	0.53
As adjusted pro forma net tangible book value per share after giving effect to our corporate reorganization and this offering		$12.17
Dilution in pro forma net tangible book value per share to new investors in this offering		$2.83

The following table summarizes, on an adjusted pro forma basis as of March 31, 2013, the total number of shares of Class A common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $15.00, calculated before deduction of estimated underwriting discounts and commissions:

	Shares acquired		Total consideration		Average price per
	Number	Percent	Amount	Percent	share
Existing stockholders	36,836	74.7%	$287,500	60.5%	$7.80
New investors	12,500	25.3%	187,500	39.5%	15.00
Total	49,336	100.0%	$475,000	100.0%	$9.63

Unaudited pro forma condensed consolidated information of Jones Energy, Inc.

After giving effect to the pro forma adjustments described in the unaudited pro forma condensed consolidated financial statements of Jones Energy, Inc. as of March 31, 2013, for the year ended December 31, 2012, and for the three-month periods ended March 31, 2012 and March 31, 2013, in each case revised as described in this free writing prospectus, the net income attributable to Jones Energy, Inc. for the year ended December 31, 2012, the three-month period ended March 31, 2013 and the three-month period ended March 31, 2012, would have been $4.4 million, $21,000 and $3.7 million, respectively.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2013 reflects adjustments to recognize (i) a deferred tax asset totaling $3.4 million, (ii) a liability totaling $2.9 million, based on our estimate of the aggregate amount that we would pay to the Existing Owners under the Tax Receivable Agreement, and (iii) an adjustment to stockholders’ equity totaling $0.5 million, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full, and Metalmark and Wells Fargo exchange an aggregate of 1,875,000 JEH LLC Units for cash in connection with this offering.

If no JEH LLC Units are exchanged for Class A common stock in connection with this offering, the adjustments to the deferred tax asset, noncurrent tax receivable agreement liability, and stockholders’ equity each would be $0.  Metalmark Capital and Wells Fargo have informed us they do not intend to elect to exchange any JEH LLC Units (and a corresponding number of shares of Class B common stock) for cash proceeds that we may receive in connection with any exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Underwriting (conflicts of interest)

Wells Fargo Central Pacific Holdings, Inc., an affiliate of Wells Fargo Securities, LLC, will beneficially own approximately 3.6% of our Class B common stock (2.7% of our combined economic interest and voting power) pursuant to the recapitalization described under “Organizational structure—Recapitalization of JEH LLC” upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

On May 7, 2013, we entered into a natural gas sale and purchase agreement with Monarch relating to the Chalker properties. In connection with our entering into the Monarch agreement, Monarch issued to JEH LLC equity interests in Monarch, or Monarch Units, having a deemed value of $15 million. On July 5, 2013, JEH LLC distributed Monarch Units having a deemed value of $10 million to the Existing Owners, which include Metalmark Capital and Wells Fargo. Wells Fargo received approximately 3,704 Monarch Units. Pursuant to FINRA Rule 5110(g)(1) Wells Fargo has entered into a lock-up agreement pursuant to which the Monarch Units will not be sold during this offering, or sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Monarch Units for a period ending 180 days after the date of this prospectus, except as provided in FINRA Rule 5110(g)(2).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities, LLC at 1-866-803-9204.